August 7, 2024

Yishai Cohen
Chief Executive Officer
Landa App 3 LLC
20 West 22nd Street
New York, NY 10010

       Re: Landa App 3 LLC
           Amendment No 1 to Post Qualification Amendment No. 3 to Offering Statement on Form 1-A
           Filed July 24, 2024
           File No. 024-11815
Dear Yishai Cohen :

       We have reviewed your amendment and have the following comment.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
Description of the Properties
Loans, page 48

1. We note your response to prior comment 1. Please provide more detailed disclosure regarding the terms of the loans. For example, please disclose any covenants related to the loans and clarify if the interest rates are fixed or variable. Also, we note that the loan related to 368 Irwin Street matured almost a year ago and that 24 Ditmars Street matured almost 2 months ago. Please provide detailed disclosure regarding the status of the negotiations related to these loans and clarify if the counterparty has already commenced foreclosure proceedings. Please clarify how you have avoided foreclosure proceedings to date. Further, we note your disclosure that "the Manager cannot guarantee that the properties will be able to secure financing to avoid foreclosure." Please clarify if the company is in a financial position to prevent foreclosure if you are not able to secure further financing and whether it has exercised this option for the two properties above.
       Please provide risk factor disclosures.
 August 7, 2024
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Oren Litwin, Esq.